Filer: The Stanley Works
                      Pursuant to Rule 425 under the Securities Act of 1933
                          and deemed filed pursuant to Rule 14a-12(b) under
                                            Securities Exchange Act of 1934
                                         Subject Company: The Stanley Works
                                                Commission File No.: 1-5224
                                      Registration Statement No.: 333-82382




                     Bermuda Reincorporation Transaction
                                February, 2002

                           Institutional Investor /
                              Sell-side Analyst
                            Individual Shareowner
                                   Overview

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|                                                                           |
|                    Proposed Reincorporation Transaction                   |
|                                                                           |
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    >>    Change In Legal Domicile
              ... From Connecticut to Bermuda.

    >>    Conversion of All Shares...From SWK to SWK Ltd.

    >>    No accounting / operating impacts.

    >>    Ownership and voting rights substantially unchanged.

    >>    Corporate headquarters location, business operations,
               customer / supplier relationships, etc. all remain unchanged.

                              ---------------
                             | WHY DO THIS ? |
                              ---------------

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|                                                                           |
|                       Compelling Long-Term Benefits                       |
|                                                                           |
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      >>      Alignment of corporate structure with
                   increasingly international operations.

      >>      Facilitate expansion of international business.

      >>      Sustained generation of higher levels of Free
                   Cash Flow ... flexibility to fund enhancers of shareowner value

      >>      Potential for higher debt capacity & better
                    ratings, based on FCF increase

      >>      Improvement of worldwide effective tax rate.

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|                     PROVIDES MUCH OF THE FLEXIBILITY                      |
|                     NEEDED TO GROW INTERNATIONALLY                        |
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
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|                   Increasingly International Operations                   |
|                                                                           |
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     >>        28% of revenues outside U.S.

     >>        30% of fixed assets outside U.S.

     >>        40% of manufacturing facilities outside U.S.

     >>        48% of workforce outside U.S.

     >>        2 of 3 recent acquisitions outside U.S.

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|                      ENABLES EFFECTIVE IMPLEMENTATION                     |
|                      OF WORLDWIDE BUSINESS STRATEGY                       |
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
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|                    Flexibility To Fund Items Enhancing                    |
|                             Shareowner Value                              |
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>>        Acquisitions, especially international / industrial.

>>        Debt repayment.

>>        Share repurchase program.

>>        Dividend increases.

>>        Expansion into new product markets.

>>        New product development.

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|                     ABILITY TO FUND EACH IS ENHANCED                      |
|                                                                           |
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

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|                            Timing And Process                             |
|                                                                           |
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>>       KEY CUSTOMER CONSENTS                                         X
                  GRAINGER          X
                  HOME DEPOT        X
                  LOWES             X
                  WAL*MART          X

>>       S&P 500 INDEX - PRELIM. INDICATION                            X

>>       I.S.S. POSITIVE RECOMMENDATION -
                  PRELIM. INDICATION                                   X
                                                            __________________
>>       2/3 VOTE OF ALL O/S SHARES ---------------------> |Expected April'02 |
                  PROXY ITEM; ANNUAL MTG. VOTE             |__________________|_

>>       TRANSACTION IMPLEMENTATION

>>       BENEFIT REALIZATION,                                _________________
         i.e. 23% - 25% TAX RATE   --------------------->   | Expected Q2'02  |
                                                            |_________________|

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|                                 Summary                                   |
|                                                                           |
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>>       Shareowner Rights Substantially Unchanged;

              Recreated Stanley Connecticut in Bermuda

>>       Anti-Takeover Devices - Poison Pill, Etc. -- Replicated

>>       Potential Expansion Of Market Cap: $440MM+ (11.5%)

>>       The Reward:  One Additional Year's Free Cash Flow
              Every Five Years

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|      A CLEAR PLUS TO SHAREOWNER VALUE...BUT YOUR VOTE IS NEEDED!          |
|                                                                           |
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
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|                      Substantial Short-Term Benefits...                  |
|                                                                           |
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                                       2002              2003
                                       ----              ----
Current 1st Call consensus            $2.70            $3.00
Shares outstanding                   87.8MM            87.8MM
                                     ------            ------
After-tax earnings                   $237MM            $264MM
Current tax rate                       32%               32%
                                     ------            ------
Pre-tax earnings                     $349MM            $387MM
New tax rate @ 2Q02                    28%               24%
                                     ------            ------
New after-tax earnings               $252MM            $294MM
Shares outstanding                   87.8MM            87.8MM
                                     ------            ------
                                      $2.87            $3.35
INCREMENTAL / BENEFITS
----------------------
Free Cash Flow                       $ 15MM            $ 30MM
E.P.S.                                 $.17             $.35

E.P.S. X Current '03 Multiple                         + $5.00

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|                            Summary of Benefits                            |
|                                                                           |
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>>       Expected effective tax rate reduction:  32% to 24%.

>>       Resulting cash tax savings:  $30MM / yr.
              ($.35 EPS / yr.) = NPV $100MM +.

>>       Added flexibility to apply free cash flow to dividends,
             acquisitions, share repurchases & debt repayment.

>>       Significantly improves after-tax returns on prospective acquisitions.

>>       Potential market cap expansion of $440MM+ (11.5%).

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|                      THE REWARD: ONE ADDITIONAL YEAR'S                    |
|                      FREE CASH FLOW EVERY FIVE YEARS                      |
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

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|                Benefits Substantially Outweigh Costs                      |
|                                                                           |
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         SWK COSTS                                SHAREOWNER COSTS
         ---------                                ----------------
   >>    Legal                              >>     No incremental tax
   >>    Proxy solicitation
   >>    Public relations                   >>     Acceleration of inherent
   >>    SEC filings                                   capital gains tax
   >>    Tax consulting
   >>    Administration                     >>     Approx. 60% of SWK
   >>    Investment banker                             shares in non-taxable
                                                         holdings
         ------------
        |  $3 - 5MM  |
         ------------

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|                 Shareowner Rights Maintained As In CT                     |
|                                                                           |
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SWK Bermuda provisions replicate current SWK provisions:

|X|  Directors staggered in 3-year terms.
|X|  Directors removed only for cause; shareowner vote.
|X| Director vacancies filled only by remaining directors; not by shareowners. |X| Current 10% poison pill will be "substantially replicated"
     in Bermuda / Stanley Ltd. |X| Dividend rights substantially similar.
|X|  Repurchases of shares in the open market permitted.
|X|  Shareowner proposals permitted with proper notice.
|X|  Special meeting requests permitted (threshold 10% in Bermuda


  --------------------------------------------------------------------------
 |                     ANTI-TAKEOVER MECHANISMS - POISON                    |
 |                         PILL, ETC. - REPLICATED                          |
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

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 |                                 Summary                                  |
 |                                                                          |
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>>       Only real change is in legal domicile / no ops impacts.

>>       Enhanced ability to compete / acquire...levels the
                playing field vs. foreign competitors.

>>       Compelling benefits:
            |X| $30MM annual free-cash flow / $.35 EPS added EPS (32% -> 24% tax rate).

>>       Negligible downside: minimal transaction costs; no
                changes to shareowner rights / anti-takeover

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 |                      A CLEAR PLUS TO SHAREOWNER VALUE                    |
 |                       ...BUT YOUR VOTE IS NEEDED!                        |
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This foregoing does not constitute an offer of any securities for sale, or an offer or invitation to purchase any securities. A registration statement on form S-4 will be filed with the Securities and Exchange Commission ("SEC") today, containing a form of proxy statement / prospectus with respect to the re-incorporation, providing details of the transaction. This registration statement will be available at the SEC's web site, www.sec.gov. When finalized, these documents will be available at the SEC's web site and Stanley's web site, www.stanleyworks.com. Investors should read these documents before making a decision concerning the transaction.

The Stanley Works, its officers and directors may be deemed to be participants in the solicitation of proxies from shareowners in favor of the re-incorporation. Information about the directors and executive officers and ownership of stock is set forth in the aforementioned form S-4.